As filed with the Securities and Exchange Commission on August 31, 2015

Securities Act File No. 333-203285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.       ☐

Post-Effective Amendment No. 1  ☒

Ares Dynamic Credit Allocation Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

2000 Avenue of the Stars

12th Floor

Los Angeles, California 90067

(Address of Principal Executive Offices)

(310) 201-4100
(Registrant’s Telephone Number, including Area Code)

Michael D. Weiner
Daniel J. Hall
2000 Avenue of the Stars
12th Floor
Los Angeles, California 90067
(310) 201-4100
(Name and Address of Agent for Service)

Copies to:

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, NY 10019

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-14 (File No. 333-203285) (the “Registration Statement”).  The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on June 16, 2015 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-203285), are incorporated herein by reference.

PART C

OTHER INFORMATION

Item 15.              Indemnification

Maryland law permits a Maryland corporation to include a provision in its charter limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Registrant’s charter contains a provision that eliminates its directors’ and officers’ liability to the maximum extent permitted by Maryland law and the Investment Company Act of 1940 (the “1940 Act”).

The Registrant’s charter authorizes it to obligate itself, and its bylaws require it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the ultimate entitlement to indemnification. The Registrant’s charter and bylaws also permit it to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or any predecessor of the Registrant. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.              Exhibits

(1)	Articles of Amendment and Restatement.(1)

(2)	Amended and Restated Bylaws. (2)

(3)	Not Applicable.

(4)	Form of Agreement and Plan of Reorganization. (3)

(5)

Portions of the Articles of Amendment and Restatement and Amended and Restated Bylaws of the Registrant defining the rights of holders of shares of common stock of the Registrant (reference is made to Articles V, VI and VIII of the Registrant’s Articles of Amendment and Restatement, see Exhibit (1) to this Registration Statement, and to Articles II, VII, IX and XI of the Registrant’s Amended and Restated Bylaws, see Exhibit (2) to this Registration Statement).

(6)	Form of Investment Advisory and Management Agreement between the Registrant and Ares Capital Management II LLC. (4)

(7)	Not Applicable.

(8)	Not Applicable.

(9)	Form of Master Custodian Agreement between the Registrant and State Street Bank and Trust Company.(5)

(10)	Not Applicable.

(11)	Opinion and Consent of Venable LLP with Respect to the Legality of the Common Stock.(6)

(12)	Form of Tax Opinion of Willkie Farr & Gallagher LLP.(7)

(12)(b)	Tax Opinion of Willkie Farr & Gallagher LLP.*

(13)(a)	Form of Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company. (8)

(13)(b)	Form of Administration Agreement between Registrant and State Street Bank and Trust Company.(9)

(13)(c)	Form of Trademark License Agreement.(10)

(13)(d)	Form of Indemnification Agreement between the Registrant and the Directors and Officers of the Registrant.(11)

(13)(e)	Form of Investor Support Services Agreement between the Registrant and Destra Capital Investments LLC. (12)

(13)(f)	Form of Expense Limitation Agreement between the Registrant and Ares Capital Management II LLC.(13)

(14)	Consent of Independent Registered Public Accounting Firm. (14)

(15)	Not Applicable.

(16)	Power of Attorney.(15)

(17)	Form of Proxy Cards.(16)

*                                         Filed herewith.

(1)                                 Incorporated by reference to Exhibit (a) to the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 2, 2012.

(2)                                 Incorporated by reference to Exhibit (b) to the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 2, 2012.

(3)                                 Incorporated by reference to Appendix A to the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed June 11, 2015.

(4)                                 Incorporated by reference to Exhibit (g) to the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on November 27, 2012.

(5)                                 Incorporated by reference to Exhibit (j) to the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 25, 2012.

(6)                                 Incorporated by reference to Exhibit (11) to the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed June 11, 2015.

(7)                                 Incorporated by reference to Exhibit (12) to the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed June 11, 2015.

(8)                                 Incorporated by reference to Exhibit (k)(1) of the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 25, 2012.

(9)                                 Incorporated by reference to Exhibit (k)(2) of the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 25, 2012.

(10)                          Incorporated by reference to Exhibit (k)(3) of the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 2, 2012.

(11)                          Incorporated by reference to Exhibit (k)(8) of the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 2, 2012.

(12)                          Incorporated by reference to Exhibit (k)(5) of the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 25, 2012.

(13)                          Incorporated by reference to Exhibit (13)(f) to the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed June 11, 2015.

(14)                          Incorporated by reference to Exhibit (14) to the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed June 11, 2015.

(15)                          Incorporated by reference to Exhibit (16) of the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed on April 8, 2015.

(16)                          Incorporated by reference to Exhibit (17) to the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed June 11, 2015.

Item 17.    Undertakings

(1)              The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)              The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 31st day of August, 2015.

ARES DYNAMIC CREDIT ALLOCATION FUND, INC.

		By:	/s/ SETH J. BRUFSKY

Name:	Seth J. Brufsky

Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated below.

	Signature	Title	Date
	/s/ SETH J. BRUFSKY	President, Chief Executive Officer and Director (Principal Executive Officer)	August 31, 2015
Seth J. Brufsky

	/s/ DANIEL NGUYEN	Chief Financial Officer (Principal Financial	August 31, 2015
	Daniel Nguyen	and Accounting Officer)

	*	Chairman of the Board of Directors	August 31, 2015
David A. Sachs

	*	Director	August 31, 2015
Michael H. Diamond

	*	Director	August 31, 2015
John J. Shaw

	*	Director	August 31, 2015
Bruce H. Spector

*By:	/s/ SETH J. BRUFSKY		August 31, 2015
Seth J. Brufsky as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

(12)(b)	Tax Opinion of Willkie Farr & Gallagher LLP